VCL LAW LLP

Austin | Greater DC Area | Silicon Valley

July 5, 2022
VIA EDGAR

Ms. Christina Chalk

Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Hailiang Education Group Inc. Schedule 13E-3 filed June 1, 2022 Filed by Hailiang Education Group Inc. et al. SEC File No. 5-89278

Ms. Chalk,

Reference is made to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in its letter dated June 28, 2022 (the “Comment Letter”), relating to the above referenced Schedule 13E-3, File No. 005-89278. On behalf of our client Mr. Hailiang Feng, we submit this letter in response to comment No. 1 of the Comment Letter.

For the Staff's convenience, the Staff's comment has been stated below in its entirety in bold, followed by the corresponding response from Mr. Feng.

1. We note the disclosure here that Mr. Feng submitted a proposal to acquire the Company on December 23, 2021. It appears that Mr. Feng filed a joint Schedule 13D announcing the merger in May 2022. We note his Schedule 13G filing on January 29, 2016, but we also note that several of the entities through which Mr. Feng currently appears to own hold Hailiang Shares (Gain Success Group Ltd. and Fame Best International Ltd.) were not included on that filing. In your response letter, please advise why Mr. Feng's Schedule 13D in May 2022 was timely under these facts.

Response: We respectfully advise the Staff that the joint Schedule 13D was not filed within 10 calendar days after the proposal on December 23, 2021 due to administrative oversight. Mr. Feng’s Schedule 13G filing on January 29, 2016 omitted Gain Success Group Ltd. and Fame Best International Ltd., which he indirectly controls, due to the inadvertent assumption that the ownership of less than 5% of Hailiang Shares by each of the two entities did not trigger their Schedule 13G filing obligations. Mr. Feng further advises the Staff that Mr. Feng’s aggregate ownership of Hailiang Shares through Jet Victory International Limited, Brilliant One Development Limited, Fame Best International Limited and Gain Success Group Limited (the “Holding Entities”) remains unchanged since the January 29, 2016 Schedule 13G filing. In addition, the Company timely and accurately disclosed 1) the ownership of Hailiang Shares by the Holding Entities in each annual report on Form 20-F since its IPO in 2015; and 2) the details of the proposal in a press release and Form 6-K on December 23, 2021.

If you have any question regarding Mr. Feng’s response contained in this letter, please do not hesitate to contact me at 703-919-7285 or fliu@vcllegal.com.

Very truly yours,

/s/ Fang Liu
Fang Liu

cc:	Hailiang Feng (via email) Yiyang Dacuik, Esq. (via email) VCL Law LLP Richard Vernon Smith, Esq. (via email) Jeffrey J. Sun, Esq. (via email) Orrick, Herrington & Sutcliffe LLP